NO ACT

PE
12-29-08



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE




09004152

February 17, 2009

Andrew A. Gerber
Hunton & Williams LLP
Bank of America Plaza
Suite 3500
101 South Tryon Street
Charlotte, NC 28280

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-17-09

Re: Bank of America Corporation
Incoming letter dated December 29, 2008

Dear Mr. Gerber:

This is in response to your letter dated December 29, 2008 concerning the shareholder proposal submitted to Bank of America by the AFL-CIO Reserve Fund. We also have received a letter from the proponent dated January 29, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Robert E. McGarrah, Jr.
Counsel, Office of Investment
AFL-CIO Reserve Fund
815 Sixteenth Street, N.W.
Washington, DC 20006

February 17, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bank of America Corporation
Incoming letter dated December 29, 2008

The proposal urges the board of directors to adopt principles for health care reform based upon principles specified in the proposal.

We are unable to concur in your view that Bank of America may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Bank of America may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

American Federation of Labor and Congress of Industrial Organizations


AMERICAN FEDERATION OF LABOR &
CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

January 29, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

By Email: shareholderproposals@sec.gov

Re: Bank of America Corporation's Request to Exclude Proposal Submitted by the AFL-CIO Reserve Fund

Dear Sir/Madam:

This letter is submitted in response to the claim of Bank of America Corporation (the "Corporation"); by letter dated December 29, 2008 that it may exclude the shareholder proposal (the "Proposal") of the AFL-CIO Reserve Fund (the "Proponent") from its 2009 proxy materials.

I. Introduction

Proponent's shareholder proposal to the Corporation urges:

the Board of Directors to adopt principles for health care reform based upon principles reported by the Institute of Medicine:

1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high quality care that is effective, efficient, safe, timely, patient-centered, and equitable.

The Corporation argues that the Proposal is excludable because it "deals with a matter relating to the ordinary business of a company." [Rule 14a-8(i)(7)]. Citing Exchange Act Release No. 34-40018 (May 21, 1998), the Corporation wrongly contends that the Proposal would require the Corporation to

> adopt the specific principles of health care reform that the Proponent supports and that impose standards on health care coverage and health insurance [provided by the Corporation].

Contrary to the Corporation's assertions, the Proposal raises a significant social policy issue that that by its very nature transcends "the day-to-day business matters" of the Corporation. (Exchange Act Release No. 34-40018, May 21, 1998). Moreover, the Proposal in no way imposes standards on the Corporation's health insurance plans. *General Motors* Corporation, 2008 SEC No-Act. LEXIS 419 (March 26, 2008); *Exxon Mobil Corporation*, 2008 SEC No-Act. LEXIS 234 (February 25, 2008); *Xcel Energy*, 2008 SEC No-Act. LEXIS 178 (February 15, 2008); *UST, Inc.*, 2008 SEC No-Act. LEXIS 116 (February 7, 2008); *United Technologies Corporation*, 2008 SEC No-Act. LEXIS 123 (January 31, 2008); *Boeing*, 2008 SEC No-Act. LEXIS 139 (February 5, 2008). *Ford Motor Company*, 2007 SEC No-Act. LEXIS 296 (March 1, 2007).

The Proposal focuses the Corporation on "the public's health," rather than on "an internal assessment of the liabilities that the company faces as a result of its operations that may adversely affect...the public's health." (Staff Legal Bulletin No. 14C (CF), June 28, 2005). The Proposal is a proper matter for shareholder consideration. Indeed, in 2008, IBM, a leading company that in the past successfully sought to exclude shareholder proposals calling for reports on health care costs and reform, decided not to do so with a proposal that is virtually identical to the Proposal before the Corporation. Instead, IBM wrote to the Proponent and adopted the principles for health reform that are contained in the Proposal.[1] McDonald's, General Electric, Peabody Energy, Starbucks, UnitedHealth Group, Kohl's, Target and Verizon are but a few of the many companies that have adopted principles for health care reform after receiving the same Proposal as the Corporation.

II The Proposal is not excludable under Rule 14a-8(i)(7) as an ordinary business matter because it focuses on significant social policy issues that transcend the day-to-day business matters of the Company.

A. Health care reform is a significant social policy issue.

The Commission stated in Exchange Act Release No. 34-40018 that "proposals that relate to ordinary business matters but that focus on "sufficiently significant social policy issues...would not be excludable, because the proposals would transcend day-to-day business matters...." The Proposal before the Corporation is just such a proposal. It urges the Board of Directors to adopt principles for health care reform based upon principles reported by the nation's leading authority on health care issues, the Institute of Medicine. The Proposal does not ask the Corporation to provide any information or reports on its internal operations. Instead, it asks the Corporation to focus externally on health care reform as a significant social policy issue affecting the Corporation and the public's health.

Health care reform is, in fact, one of the most important domestic issues in America. Public opinion polls by the *The Wall Street Journal/* NBC News, the Kaiser Foundation and *The*

[1] Letter from Randy MacDonald, Senior Vice President, Human Resources, IBM Corporation, to Dan Pedrotty, Director, AFL-CIO Office of Investment, December 12, 2007 (attached).

New York Times all document its significance. In the latest *Wall Street Journal*/NBC News poll, for example, 52 percent of Americans "say the economy and health care are most important to them in choosing a president, compared with 34 percent who cite terrorism and social and moral issues...That is the reverse of the percentages recorded just before the 2004 election. The poll also shows that voters see health care eclipsing the Iraq war for the first time as the issue most urgently requiring a new approach."[2] Moreover, President-elect Barack Obama has consistently described health care reform as a major domestic priority.[3]

Many businesses now cite health care costs as their biggest economic challenge and the Business Roundtable's president, John Castellani, has called health care reform a top priority for business and Congressional action."[4] The CEOs of Kelly Services and Pitney Bowes, Inc, together with GE's Global Health director, called on Congress to enact health care reform.[5] They joined other leading business coalitions, including the National Coalition on Health Care and the National Business Group on Health. The latter's membership consists of 245 major companies, including 60 of the Fortune 100.[6] Each organization maintains that the cost of health care for business is now greater than it should be and will continue to rise as long as 47 million Americans who have no health insurance remain without coverage.

Other leading business organizations have recently announced their support for health care reform: Divided We Fail, a coalition of the AARP, the Business Roundtable, the Service Employees International Union (SEIU) and the National Federation of Independent Business states that it will "make access to quality, affordable health care and long-term financial security top issues in the national political debate."[7] In addition, Wal-Mart has joined with SEIU calling on Congress to enact health care reform.[8]

Underscoring the significance of health care reform as a major social policy issue, the American Cancer Society has taken the unprecedented step of redirecting its entire $15 million advertising budget "to the consequences of inadequate health care coverage" in the United States.[9]

---

[2] *The Wall Street Journal*, December 4, 2007, p. A1.
[3] The Office of the President-elect, "The Obama-Biden Plan," http://change.gov/agenda/health_care_agenda/ (accessed January 16, 2009).
[4] "Business Roundtable Unveils Principles for Health Care Reform," Press Release, June 6, 2007, http://www.businessroundtable.org//newsroom/document.aspx?qs=5886BF807822B0F19D5448322FB51711FCF50C8. Accessed December 4, 2007.
[5] Presentations by Carl Camden, CEO, Kelly Services; Michael Critelli, Chairman and CEO Pitney Bowes, Inc. and Robert Galvin, M.D., Director, Global Health, General Electric Corporation, at Conference on Business and National Health Care Reform, sponsored by the Century Foundation and the Commonwealth Fund, Washington, DC, September 14, 2007.
[6] "National Health Care Reform: the Position of the National Business Group on Health," National Business Group on Health, Washington, DC (July, 2006), http://www.businessgrouphealth.org/pdfs/nationalhealthcarereformpositionstatement.pdf (Accessed December 4, 2007).
[7] *The Wall Street Journal*, November 13, 2007, p. B4.
[8] *The New York Times*, February 7, 2007.
[9] *The New York Times*, August 31, 2007.

B. The proposal focuses on principles for health care reform as a significant social policy issue, not as a matter of internal risk assessment.

The Proposal urges the Corporation to adopt a statement of principles for health care reform. It neither asks for a report on this significant social policy issue, nor does it require any assessment of internal matters of risk affecting the Corporation. The Proposal, in fact, is more akin to proposals that have called upon companies to adopt a code of conduct dealing with human rights. Such codes are statements of principles that guide a company in dealing with the significant social policy issue of human rights. The Staff has decided that such proposals are not excludable as matters relating to ordinary business operations under Rule 14a-8(i)(7). In both *McDonald's Corporation,* 2007 SEC No-Act. LEXIS 378 (March 22, 2007), and *Costco Wholesale Corporation,* 2004 SEC No-Act. LEXIS 806 (October 26, 2004), companies cited "ordinary business operations," to exclude proposals calling for the adoption of a company code of conduct. The Staff denied each company's request.

The Corporation narrowly characterizes the Proposal here as one concerned with "the health benefits that the Corporation provides to its employees." But the plain language of the proposal and the supporting statement describe "health care reform" in the context of a significant social policy affecting the Corporation and the nation. The Proposal describes "universal" coverage of all Americans and repeatedly speaks in terms of businesses in the U.S. and the global economy. It cites research from one of the nation's leading health economists, Dr. Kenneth Thorpe, which shows companies pay as much as $1,160 in surcharges for each insured employee to cover the costs of medical care delivered to the 47 million Americans who are uninsured.[10] The supporting statement also describes Dr. Thorpe's finding that universal health insurance coverage would save employers presently providing health insurance an estimated $595-$848 billion in the first 10 years of implementation.[11]

The Corporation argues that the even though the Proposal only asks the Corporation to adopt principles for health care reform, it would actually "impact...the health benefits that the company provides its employees." The Proposal, however, asks for nothing more than the adoption of principles for health reform. It neither asks for reports on health reform, nor does it ask the Corporation to alter or evaluate the impact of the principles on its employee health benefits.

The matter of a report in connection with principles for health care reform is significant in the context of this Proposal. Adopting principles for health care reform is a carefully circumscribed task that can properly be accomplished by the board of directors in response to a shareholder proposal. Reporting, or addressing the Company's health care coverage would involve ordinary business matters before the management of the Company. Health care reform is a significant social policy, as documented by the Proponent. Reporting on this matter, however, may well involve matters of ordinary business. Both the form ---principles for health care reform—and the substance—health care reform—create the bright line that makes the subject of this Proposal a significant social policy issue: a distinction with a difference.

---

[10] Kenneth Thorpe, Ph.D., cited in "Paying A Premium: The Added Cost of Care for the Uninsured," (Families USA, Washington, DC: June 2005), p.4.

[11] Kenneth Thorpe, Ph.D., "Impacts of Health Reform: Projections of Costs and Savings," (National Coalition on Health Care, Washington, DC: 2005), p.14.

This distinction is significant. Health insurance coverage is a matter of ordinary business for any company. It is a matter of day-to-day business activity and costs, which Commission decisions and Rule 14a-8(i)(7) have clearly left to management, not shareholders. The Corporation, however, ignores the plain language of the Proposal in a strained attempt to link it to the Company's ordinary business.

It is abundantly clear that the subject matter of the Proposal is principles for health care reform, not health care coverage. Health care coverage is a matter of the amount, duration and scope of health insurance coverage available to individuals—all matters within the ordinary business of a corporation. Principles for health care reform, however, involve the policy elements required to properly insure all Americans. Proponent has cited extensive data demonstrating that health care reform is, indeed, a significant social policy issue. It is even more so as of this writing, based upon the policies of President Obama, public opinion polling, economic studies and the number of US companies that have already adopted principles for health care reform..

Properly framed, the question presented by this Proposal is whether adopting principles for health care reform, based upon principles reported by the Institute of Medicine, is a matter relating to the ordinary business operations of the Company? The answer is clearly, "No."

II. Conclusion

The Corporation has failed to meet its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(g).

The Proposal is inherently a significant social policy issue that transcends day-to-day business matters at the Corporation. It is, therefore, not excludable under Rules 14a-(i)(7) and 14a-8(j).

Consequently, since Bank of America Corporation has failed to meet its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(g), the Proposal should come before the Corporation's shareholders at the 2009 Annual Meeting.

If you have any questions or need additional information, please do not hesitate to call me at 202-637-5335. I have enclosed six copies of this letter for the Staff, and I am sending a copy to Counsel for the Company.

Sincerely,



Robert E. McGarrah, Jr.
Counsel, Office of Investment

cc: Andrew A. Gerber, Esq.
Attachment

RECEIVED

DEC 21 2007



Office of the Senior Vice President
Human Resources

New Orchard Road
Armonk, NY 10504

December 12, 2007

Daniel F. Pedrotty
Director, AFL-CIO Office of Investment
815 Sixteenth Street N.W.
Washington, D.C. 2006

Dear Dan:

I found my discussion with John Sweeney and you on health care reform in Washington, D.C. very timely, productive, and informative. It is clear we share the same high level of concern and commitment to major reforms that provide access to quality health care through comprehensive health insurance coverage for all Americans that is affordable to individuals and families. At the same time, reform should be affordable, sustainable and continuous for the general public, employers, labor unions and our government.

In the current system, health insurance is predominately provided by employers. In that system, responsible employers conduct themselves in such a way that all employees have health care. However, this system is failing and challenges the competitiveness of companies that provide health care. Costs are increasing, coverage is decreasing and employers are finding it more and more difficult to live up to their responsibilities.

We agree we need a new system in which everyone is covered and in which responsible employers do not end up bearing the cost of insuring the employees of irresponsible employers.

The status quo is unacceptable. This challenge needs to be addressed immediately, and business, labor and other interested groups should come together to agree upon a plan for shared responsibility and reforming our health care finance system to achieve these goals.

Moreover, we share the view that reform priorities must include all forms of prevention and strengthening our foundation of primary care. We also need to upgrade information technology systems to support informed decision-making, medical error eradication, medical practice transformation, performance and price transparency and simplifying administration.

I appreciated the opportunity afforded to me by John and you to describe our leadership at IBM. At IBM we not only agree with addressing these reform priorities, but understand the pressing need to take action. For the uninsured, these actions include leading multi-employer efforts to create health care coverage opportunities for the working uninsured in "National Health Access" and for the retired in the "Retiree Health Access" offerings. By the way of information, the "RHA" options allowed IBM to offer its Medicare retirees significant double-digit premium reductions.

Our actions at IBM with respect to the Institute of Medicine's attributes for health care have been equally aggressive. IBM has been an early and persistent instigator of transparency, quality improvement and reimbursement reform. We collaborated on the LEAP Frog initiative for inpatient care improvement and the widely adopted Bridges To Excellence office practice and chronic disease transformation initiative. Most recently, we led transparency in pricing certification, directed specifically at the Prescription Benefit Management industry. I think this demonstrates that actions speak louder than words and be assured we intend to continue our aggressive involvement.

Perhaps our most challenging project is IBM's current work with physicians to change the delivery of care so that we can all buy and receive comprehensive, continuous, coordinated and holistic care from a transformed primary care provider community. IBM helped create and chairs the Patient-Centered Primary Care Collaborative, bringing physicians and buyers together. We want to drive change for both physician and buyer to build strong patient-provider relationships based on better access, reformed care processes and personalization, meaningful communication, quality improvement and reimbursement reform. We know that this system foundation delivers better health, higher patient satisfaction and lower cost that other countries enjoy today.

As we agreed, the challenge is great and time is not on our side. I hope I've made clear we take our commitments seriously. Thank you for the opportunity to exchange views and to talk about the many things we are doing to drive system change and reform. I also want to reaffirm my willingness to continue our dialogue in the future.

Sincerely,



Randy MacDonald
Senior Vice President, Human Resources
IBM Corporation

cc: John Sweeney



HUNTON & WILLIAMS LLP
BANK OF AMERICA PLAZA
SUITE 3500
101 SOUTH TRYON STREET
CHARLOTTE, NORTH CAROLINA 28280

TEL 704 • 378 • 4700
FAX 704 • 378 • 4890

ANDREW A. GERBER
DIRECT DIAL: 704-378-4718
EMAIL: agerber@hunton.com

FILE NO: 46123.74

December 29, 2008 Rule 14a-8

BY ELECTRONIC MAIL AND OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by AFL-CIO Reserve Fund

Ladies and Gentlemen:

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as counsel to Bank of America Corporation, a Delaware corporation (the "Corporation"), we request confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits from its proxy materials for the Corporation's 2009 Annual Meeting of Stockholders (the "2009 Annual Meeting") the proposal described below for the reasons set forth herein. The statements of fact included herein represent our understanding of such facts.

GENERAL

The Corporation received a proposal and supporting statement dated November 13, 2008 (the "Proposal") from the AFL-CIO Reserve Fund (the "Proponent") for inclusion in the proxy materials for the 2009 Annual Meeting. The Proposal is attached hereto as **Exhibit A**. The 2009 Annual Meeting is scheduled to be held on or about April 29, 2009. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 18, 2009.



Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposal; and

2. Six copies of the Proposal.

A copy of this letter is also being sent to the Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2009 Annual Meeting.

SUMMARY OF PROPOSAL

The Proposal requests that the Corporation

> adopt principles for health care reform based upon principles reported by the Institute of Medicine:
>
> 1. Health care coverage should be universal.
>
> 2. Health care coverage should be continuous.
>
> 3. Health care coverage should be affordable to individuals and families.
>
> 4. The health insurance strategy should be affordable and sustainable for society.
>
> 5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

REASON FOR EXCLUSION OF PROPOSAL

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2009 Annual Meeting pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the ordinary business of the Corporation. References in this letter to Rule 14a-8(i)(7) shall also include its predecessor, Rule 14a-8(c)(7).

Rule 14a-8(i)(7) permits the omission of a stockholder proposal that deals with a matter relating to the ordinary business of a company. Under Commission and Division precedent, a stockholder proposal is considered "ordinary business" when it relates to matters that are so fundamental to



management's ability to run a company on a day-to-day basis that, as a practical matter, they are not appropriate for stockholder oversight. *See Exchange Act Release No. 34-40018* (May 21, 1998) (the "*1998 Release*"). Further, in order to constitute "ordinary business," the proposal must not involve a significant policy issue that would override its "ordinary business" subject matter. *Id.*

The Corporation is committed to providing its employees a high-quality benefits program that is responsive to their needs overall and offers a sustainable, market-competitive healthcare model. The Proposal requests that the Corporation adopt the specific principles of health care reform that the Proponent supports and that impose standards on health care coverage and health insurance. The design and administration of health care coverage is part of a company's ordinary business as it involves managing healthcare costs and attracting and retaining employees, matters best handled by management.

The Division has consistently held, in relation to no action letter requests seeking exclusion of stockholder proposals addressing public healthcare, that matters relating to a company's employee benefits fall within its ordinary business operations and may be omitted from a company's proxy materials. *See e.g., International Business Machines Corporation* (January 21, 2002) ("*IBM*") (granting no action relief where a proposal sought IBM to support the establishment of a national health insurance system); *General Motors Corporation* (April 11, 2007) ("*General Motors I*") (granting no action relief where a proposal requested the preparation of a report on the implication of rising health care costs and how a company was positioning itself to address this public policy issue); *PepsiCo, Inc.* (February 10, 1992) ("*PepsiCo. I*") (concluding that a proposal calling for a board committee to evaluate the impact of "various health care proposals being considered by national policy makers" could be excluded as ordinary business); and *Chrysler Corporation* (February 10, 1992) ("*Chrysler*") (concluding that a stockholder proposal requesting that a company "actively support and lobby for universal health coverage" was excludable as pertaining to ordinary business matters). To the extent the Proposal seeks to influence national healthcare policy, the Corporation believes that such policy is best established at government levels.

The Division has also consistently held that stockholder proposals concerning health care benefits and health insurance costs are excludable as relating to ordinary business operations, specifically employee benefits. For example, in *General Motors Corp.* (March 24, 2005) ("*General Motors II*", the Division concurred that a company could exclude a stockholder proposal requesting the formation of a "directors committee to develop specific reforms for the health cost problem" under Rule 14a-8(i)(7) because it related to employee benefits. In *Target Corp.* (February 27, 2007) ("*Target*"), the Division concurred that a proposal requiring a company to report on the implications of rising heath care expenses could be excluded under Rule 14a-8(i)(7) as relating to employee benefits. *See also, PepsiCo, Inc.* (March 7, 1991) ("*PepsiCo II*") (in granting no action relief pursuant to rule 14a-8(c)(7), the Division noted that "decisions relating to the evaluation of



employee health and welfare plans are matters involving the [c]ompany's ordinary business operations") and *General Motors Corp.* (April 11, 2007).

As in *IBM, General Motors I, PepsiCo. I and Chrysler*, the Proposal concerns issues of public healthcare and a company's role in establishing the healthcare system desired by the proponent. As in *General Motors II, Target* and *PepsiCo. II*, the Proposal relates to the Corporation's employee benefits as any changes in the nation's current healthcare system will directly impact how the Corporation manages provision of employee health benefits.

In certain recent decisions, the Division has concurred that proposals substantially similar to the Proposal could be excluded from the proxy statement because they related to the companies' ordinary business, (i.e., employee benefits). *See e.g., Wyeth* (February 25, 2008) ("*Wyeth*") and *CVS Caremark Corp.* (January 31, 2008) ("*CVS*"). However, the Corporation recognizes that the Division has not found several proposals identical, or nearly identical, to the Proposal excludable pursuant to Rule 14a-8(i)(7). *See e.g., Boeing Co.* (February 5, 2008) and *United Technologies Corp.* (January 31, 2008). It appears that the different outcomes in these substantially similar proposals was based on the fact that the supporting statements submitted by the respective proponents in *Wyeth* and *CVS* contained an additional request for the board of directors to provide yearly reports on the implementation of the principles of health care reform.

The Corporation does not believe that the omission of the request to provide yearly reports in the supporting statements should bar a proposal from being excludable under Rule 14a-8(i)(7). The objectives of both versions of the proposal are the same--namely, to urge a company's board of directors to adopt certain health care reform principles. The fact that a company is not required to report on the implementation of the principles for health care reform does not alter the impact of the proposal on the company's ordinary business, *i.e.* the health benefits that the company provides its employees. It is illogical to interpret the Proposal in a manner that would require the Corporation solely to ***"adopt principles for healthcare reform"*** but not to implement such principles. (emphasis added) Therefore, the two versions of the proposal request the same outcome, although they contain slightly different language. Further, the request for an implementation report in *Wyeth* and *CVS* was found in the proposals' supporting statements and not in the resolutions on which stockholders would have be voting, diminishing the difference between the two versions of the proposal.

Accordingly, the Corporation believes that the Proposal may be omitted from proxy materials for the 2009 Annual Meeting pursuant to Rule 14a-8(i)(7), as implicating the Corporation's ordinary business operations because it relates to employee benefits (*i.e.*, the health benefits that the Corporation provides to its employees).



CONCLUSION

On the basis of the foregoing and on behalf of the Corporation, we respectfully request the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2009 Annual Meeting. Based on the Corporation's timetable for the 2009 Annual Meeting, a response from the Division by February 3, 2009 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 704-378-4718 or, in my absence, Teresa M. Brenner, Associate General Counsel, at 704-386-4238.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Andrew A. Gerber

cc: Teresa M. Brenner
AFL-CIO Reserve Fund

HUNTON & WILLIAMS

EXHIBIT A

See attached.

American Federation of Labor and Congress of Industrial Organizations


AFL
CIO

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

November 13, 2008

Sent by UPS Next Day Air

Ms. Alice A. Herald, Deputy General Counsel
and Corporate Secretary
Bank of America Corporation
101 South Tryon Street
NC1-002-29-01
Charlotte, North Carolina 28255

Dear Ms. Herald:

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2008 proxy statement of Bank of America Corporation (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2009 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Fund is the beneficial owner of 2,901 shares of voting common stock (the "Shares") of the Company and has held the Shares for over one year. In addition, the Fund intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to me at (202) 637-5379.

Sincerely,



Daniel F. Pedrotty
Director
Office of Investment

DFP/ms
opeiu #2, afl-cio

Attachment



Shareholder Proposal

RESOLVED: Shareholders of Bank of America Corporation (the "Company") urge the Board of Directors to adopt principles for health care reform based upon principles reported by the Institute of Medicine:

1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable.

SUPPORTING STATEMENT

The Institute of Medicine, established by Congress as part of the National Academy of Sciences, issued five principles for reforming health insurance coverage in a report, Insuring America's Health: Principles and Recommendations (2004). We believe principles for health care reform, such as those set forth by the Institute of Medicine, are essential if public confidence in our Company's commitment to health care coverage is to be maintained.

Access to affordable, comprehensive health care insurance is the most significant social policy issue in America according to polls by NBC News/*The Wall Street Journal*, the Kaiser Foundation and *The New York Times*/CBS News. In our opinion, health care reform also is a central issue in the presidential campaign of 2008.

Many national organizations have made health care reform a priority. In 2007, representing "a stark departure from past practice," the American Cancer Society redirected its entire $15 million advertising budget "to the consequences of inadequate health coverage" in the United States (*The New York Times*, 8/31/07).

John Castellani, president of the Business Roundtable (representing 160 of the country's largest companies), has stated that 52 percent of the Business Roundtable's members say health costs represent their biggest economic challenge. "The cost of health care has put a tremendous weight on the U.S. economy," according to Castellani, "The current situation is not sustainable in a global, competitive workplace." (*BusinessWeek*, July 3, 2007.)

The National Coalition on Health Care (whose members include some of the largest publicly-held companies, institutional investors and labor unions) also has created principles for health insurance reform. According to the National Coalition on Health Care, implementing its principles would save employers presently providing health insurance coverage an estimated $595-$848 billion in the first 10 years of implementation.

We believe that the 47 million Americans without health insurance results in higher costs, causing an adverse effect on shareholder value for our Company, as well as all other U.S. companies which provide health insurance to their employees. Annual surcharges as high as $1,160 for the uninsured are added to the total cost of each employee's health insurance, according to Kenneth Thorpe, a leading health economist at Emory University. Moreover, we feel that increasing health care costs further reduces shareholder value when it leads companies to shift costs to employees, thereby reducing employee productivity, health and morale.

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